SembCorp Industries

07021306

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

16 February 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2007 WASH, D.C. 210

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED

MAR 02 2007

THOMSON FINANCIAL

Kwong Sook May
Company Secretary

Encs

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802241 8D

PRESS RELEASE

SEMBCORP DELIVERS RECORD PROFITS FOR FY2006

- **PATMI up 240% to a record $1.03 billion**
- **PATMI before exceptional items up 36% to $379.6 million**
- **PATMI before exceptional items from continuing operations up 52% to $371.9 million**

Singapore, February 16, 2007 - SembCorp Industries (SembCorp) concluded a landmark year of transformation by delivering record full-year financial results for 2006. Profit after tax and minority interest (PATMI) for the year rose 240% to a new high of $1.03 billion, whilst PATMI before exceptional items (EI) grew 36% to $379.6 million. PATMI before EI from continuing operations rose 52% to $371.9 million, whilst turnover from continuing operations increased 30% to $7.5 billion, demonstrating clear growth in SembCorp's core businesses.

SembCorp's return on equity stood at a strong 43%, while earnings per share rose 241% to 58.5 cents. Excluding EI, return on equity was a healthy 18% while earnings per share was 21.6 cents.

SembCorp's strong growth and performance was driven primarily by its utilities and marine and offshore engineering businesses, which together accounted for 95% of the Group's turnover and PATMI before EI. Utilities' PATMI before EI rose 52% to $223.7 million, underpinned by robust growth from its UK operations and positive contribution from Utilities' former offshore engineering unit. Meanwhile, marine and offshore engineering's contribution to Group PATMI rose 97% to $146.7 million due to higher operating margins from rig building and ship repair businesses, gain on disposal of investments as well as better contribution from its associated companies.

Mr Tang Kin Fei, SembCorp's Group President & CEO said, "2006 has been an exceptional year of performance for SembCorp. We are now focused and are poised for further growth with sound fundamentals in our utilities and marine & offshore engineering businesses. Backed further by our strong balance sheet and favourable industry prospects, SembCorp is in a better position than it has ever been to seize global opportunities as they arise, and grow."

2006 Dividend

In light of the strong performance in 2006, the Board of Directors is pleased to propose a final gross dividend of 28.9 cents per ordinary share (net: 28.0 cents) for 2006, amounting to five times the net dividend paid in 2005. This comprises a 12.9 cents per share ordinary dividend (net: 12.0 cents), representing a payout of 56% of net profit from operations and a 16.0 cents per share special dividend (1-tier). The special dividend, together with the 15.0 cents per share capital reduction (tax exempt) paid in August 2006 accounts for a payout of 84% from exceptional profits.

2007 Outlook

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, which excludes net profits arising from exceptional items in 2006.

Highlights for SembCorp's FY2006 Financial Results

- **Record Group PATMI hitting $1.03 billion, up 240%**

- **Strong Earnings Growth from Continuing Operations**
  - Turnover of $7.5 billion, up 30%
  - PATMI before EI of $371.9 million, up 52%

- **Healthy Balance Sheet**
  - Net gearing at 0.04x
  - Interest cover at 13 times

- **Return On Equity increased to 18%**

- **Economic Value Added at $924.7 million**

- **Delivering Shareholder Returns**
  - Proposing total dividend of 28.9 cents per share (net: 28.0 cents)
    - Final gross ordinary dividend of 12.9 cents per share (net: 12.0 cents)
    - Special dividend of 16.0 cents per share (1-tier)
  - Represents five times net dividend paid in 2005
  - 2006 total shareholder return at 44% versus Straits Times Index's 27%

-End-

For media and analysts' queries, please contact:

April LEE (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com.sg

NG Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over S$7.0 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

SembCorp Industries


FY2006 Results
Announcement
February 16, 2007

Scope of Presentation

1. CEO's Report
2. Financial Review
3. Operations Review
4. Group Outlook

CEO's Report

Tang Kin Fei
Group President & CEO

FY2006 Performance Round-Up

SembCorp Industries

Record Group PATMI hitting $1.03bn, up 240%

Strong earnings growth from continuing operations
- Turnover of $7.5bn, up 30%
- PATMI before EI of $371.9M, up 52%

Healthy balance sheet
- Net gearing at 0.04x
- Interest cover at 13 times

Return On Equity increased to 18%

Economic Value Added at $924.7M

Delivering Shareholder Returns
- Proposing total dividend of 28.9 cents per share (net: 28.0 cents)
  - Final gross ordinary dividend of 12.9 cents per share (net: 12.0 cents)
  - Special dividend of 16.0 cents per share (1-tier)
- Represents five times net dividend paid in 2005
- 2006 total shareholder return at 44% versus Straits Times Index's 27%

4

SembCorp's 2006 Scorecard

SembCorp Industries

SembCorp Transformed

Successfully divested SembLog and SembE&C and streamlined the Group's focus on Utilities and Marine & Offshore Engineering businesses ☑

Listing of Riau island investments through Gallant Venture ☑

Full and final settlement of Solitaire arbitration ☑

5

SembCorp's 2006 Scorecard

SembCorp Industries

Milestones for Future Growth

UTILITIES

Singapore: Maintained 100% success rate in securing new customers on Jurong Island ☑

UK: Secured contracts to supply utilities to SABIC's new worldscale 400,000 tpa LDPE plant on Wilton International ☑

China: All multi-customer beachheads growing ☑

Middle East: New beachhead through Fujairah 1 ☑

MARINE

Rationalisation of offshore engineering business and land resources into SembMarine ☑

ENVIRO

Focus on waste-to-resource businesses ☑

6

Sustainable Earnings & Growth

SembCorp Industries

($M)	01	02	03	04	05	06
PATMI before EI	149	161	184	228	278	380
EI	25	11	101	163	25	650



1,030
391
285
303
174
172
01
02
03
04
05
06

- 2006 PATMI before EI

↑36%

- 5-Year CAGR PATMI before EI

↑21%

- Return on equity before EI

18%

7

Financial Review

Lim Joke Mui
Group CFO

Group Profit & Loss

SembCorp Industries

($M)	FY06	FY05	Δ%
CONTINUING OPERATIONS			
Turnover	7,486	5,771	30
EBITDA	675	524	29
EBIT	511	362	41
PBT	614	387	59
PATMI	372	245	52
EPS (cents)	21.1	13.9	53
DISCONTINUED OPERATIONS[1]			
Turnover	621	1,638	(62)
PATMI	8	33	(77)
GROUP			
Turnover	8,107	7,409	9
PATMI before EI	380	278	36
EI	650	25	2,520
PATMI	1,030	303	240
EPS (cents)	58.5	17.1	241

- **Strong growth from continuing operations**
- **Turnover up 30% and PATMI up 52%**

[1] Discontinued operations are the Group's interests in SembCorp Logistics (divested on Apr 3, 2006) and SembCorp Engineers and Constructors (88% divested on Jun 2, 2006 and remaining 12% on Oct 17, 2006)

Group Turnover

SembCorp Industries

($M)	FY06	FY05	Δ%
CONTINUING OPERATIONS			
Utilities*	3,590	3,262	10
Marine	3,539	2,102	68
Enviro	210	217	(3)
Others/Corporate	147	190	(23)
	7,486	5,771	30
DISCONTINUED OPERATIONS			
Logistics[1]	133	542	(75)
Engineering & Construction[2]	488	1,096	(56)
TOTAL	8,107	7,409	9

*Note:

Utilities (excl Offshore Engineering)	3,426	2,944	16
Offshore Engineering	164	318	(48)

[1] SembCorp Logistics was divested on Apr 3, 2006 FY06 figures reflect three months results only

[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006. FY06 figures reflect five months of results only

Turnover by Geographical Areas* (%)

SembCorp Industries

Continuing Operations ($M)	FY06	FY05	Δ%
Singapore	3,439	2,699	27
Europe	2,727	2,003	36
Rest of Asia	900	698	29
Others	420	371	13

FY06 Group Turnover


6%
12%
$7.6bn
36%
46%


6%
12%
$5.8bn
35%
47%

FY05 Group Turnover

- **54% of Group Turnover from overseas**

* Based on geographical location of customers

Group PATMI

SembCorp Industries

($M)	FY06	FY05	Δ%
CONTINUING OPERATIONS			
Utilities	223.7	147.2	52
Marine	128.6	73.3	76
Enviro	(18.4)	4.7	NM
Others/Corporate	38.1	19.9	92
	372.0	245.1	52
DISCONTINUED OPERATIONS			
Logistics[1]	7.9	32.7	(76)
Engineering & Construction[2]	(0.3)	0.7	NM
	7.6	33.4	(77)
GROUP			
PATMI before EI	**379.6**	**278.5**	**36**
EI	650.2	24.8	2,520
PATMI after EI	**1,029.8**	**303.3**	**240**
*Note:			
Utilities (excl Offshore Engineering)	201.3	170.4	18
Offshore Engineering	22.4	(23.2)	NM

[1] SembCorp Logistics was divested on Apr 3, 2006. FY06 figures reflect three months results only

[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006. FY06 figures reflect five months of results only

Exceptional Items

SembCorp Industries

($M)		FY06
Gain/(Loss) on disposal of Investments		473.2
- Logistics	463.3	
- Pulau Holdings (Nirwana Gardens)	14.0	
- E&C	(24.1)	
- Cosco Corp	12.6	
- Others	7.4	
Additional charge arising from final settlement of Solitaire		(57.0)
Tax benefit arising from utilisation of Solitaire tax losses		153.2
Write back of impairment for property, plant & equipment		80.8
TOTAL		**650.2**

13

Group Capex

SembCorp Industries

($M)		FY06
Fixed Asset Items		428.7
- Utilities	297.8	
- Marine	90.8	
- Enviro	23.1	
- Others	17.0	
Equity Investments		161.1
- Cosco Corporation (S) Ltd	120.3	
- Cosco Shipyard Group	8.7	
- SembCorp Chunxing Alloy Group	26.9	
- Others	5.2	
TOTAL		589.8

14

Group Cash Flow

SembCorp Industries

($M)	FY06	FY05
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	724	575
- changes in working capital	(80)	318
- payment for Solitaire settlement	(683)	-
- tax paid	(47)	(45)
	(86)	848
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds & sale of FA	876	256
- acquisitions (including investments)	(423)	(81)
- acquisitions of fixed assets	(465)	(371)
- others	98	75
	86	(121)
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by SCI/subsidiaries	71	84
- net borrowings/(repayment of loans & interest paid)	280	(850)
- capital reduction by SCI/subsidiaries	(265)	(314)
- dividend paid & others	(143)	(512)
	(57)	(1,592)
NET OUTFLOW DURING THE PERIOD	(57)	(865)
CASH & CASH EQUIVALENTS AT END OF PERIOD	1,173	1,231
FREE CASH FLOW	461*	967

*Lower free cash flow due to payment for Solitaire settlement in FY06

Group Borrowings

SembCorp Industries

($M)	Dec 31, 06	Dec 31, 05
PF loans	538	399
Long-term	622	546
Short-term	163	161
Gross	**1,323**	**1,106**
Less: Cash and FD	(1,186)	(1,231)
Net Debt / (Cash)	**137**	**(125)**
Net Gearing Ratio	**0.04**	**Net Cash**
Exclude PF*		
Net Cash	**(238)**	**(394)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

* PF – Non-recourse project financing

Financial Indicators

SembCorp Industries

	FY06	FY05
Before EI		
EPS (cents)	21.6	15.7
ROE (%)	18.2	14.2
ROTA (%)	7.8	5.7
Interest Cover (times)	13	11
After EI		
EPS (cents)	58.5	17.1
ROE (%)	42.8	15.3
ROTA (%)	16.4	6.1
Interest Cover (times)	22	12
Other Indicators		
EVA ($M)	924.7	251.0
NAV per share ($)	1.59	1.14

17

Delivering Shareholder Returns

SembCorp Industries

DIVIDENDS AND CAPITAL REDUCTION (S'pore cts/share)	01	02	03	04	05	06
Ordinary Dividends	3.00	3.00	5.00	5.00	6.50	12.90
Special Dividends	-	1.50	2.00	6.25	-	16.00
Capital Reduction	-	-	-	-	11.70	15.00
Dividend Payout Ratio (%)	24	37	35	42	101	74
EPS ex EI (S'pore cts)	9.30	8.96	10.09	12.49	15.74	21.57



43.90
15.00 cts/share Tax exempt
16.00 cts/share Tax exempt
12.90 cts/share (Net: 12.00 cts)
18.20
11.25
7.00
3.00
4.50
01
02
03
04
05
06

- Payout from Net Profit from Operations

56%

- Payout from EI

84%

- 2006 Total Shareholder Return

44%

vs STI's 27%

18

Operations Review

Tang Kin Fei
Group President & CEO

Utilities

FY06	
Turnover ($M)	3,628.8 (↑11%)
EBITDA ($M)	383.5 (↑23%)
EBIT ($M)	292.7 (↑31%)
PATMI ($M)	223.7 (↑43%)
ROE (%)	27

- Continued growth and high returns
- Strong performance from UK and Vietnam operations



Utilities Revenue & PATMI

SembCorp Industries

($M)	FY06	FY05	Δ%
REVENUE			
- Centralised Utilities	1,112.2	996.1	12
- Energy	2,351.9	1,966.9	20
- Offshore Engineering*	164.7	317.5	(48)
Total Revenue	**3,628.8**	**3,280.5**	**11**
PATMI			
- Centralised Utilities	138.7	107.7	29
- Energy	57.5	73.4	(22)
- Offshore Engineering	22.4	(23.2)	NM
- Corporate & Others	(2.9)	(10.8)	73
PATMI before EI	**215.7**	**147.1**	**47**
- EI	8.0	8.9	(10)
Total PATMI	**223.7**	**156.0**	**43**

*Offshore Engineering unit (SMOE) sold to SembCorp Marine on Aug 25, 2006.

Centralised Utilities and Energy

SembCorp Industries

Revenue ($M)	FY05	FY06
Singapore	2,269.7	2,670.9
Overseas	693.3	793.3
TOTAL	2,963.0	3,464.2

PATMI ($M)	FY05	FY06
Singapore	115.3	99.7
Overseas	65.8	96.5
EI	8.9	-
TOTAL	190.0	196.2



Overseas 23%
Overseas 23%
Local 77%
Local 77%
FY05
FY06



EI 4%
Overseas 35%
Overseas 49%
Local 61%
Local 51%
FY05
FY06

Utilities Global Footprint

SembCorp Industries

UK
- SembCorp Utilities UK

UAE
- Emirates SembCorp Water & Power
- SembCorp Gulf O&M



Europe
GCC
China
Asean

China
- Shanghai Caojing Cogen
- Nanjing SembCorp SUIWU
- Nanjing SembCorp Water
- Nanjing SembCorp Utilities
- Zhangjiagang SembCorp Water
- Qianan SembCorp Cogen

Vietnam
- Phu My 3 BOT Power Co.

Singapore
- SembCorp Cogen
- SembCorp Power
- SembCorp Gas
- SUT
- Propylene Purification Unit
- SembCorp Air Products (HYCO)
- Sakra Island Carbon Dioxide

STRATEGIES FOR GROWTH
- Organic growth
- Establishing and growing beachheads
- Developing greenfield & acquiring brownfield projects
- New M&A and partnership opportunities

23

Utilities Singapore

SembCorp Industries

KEY DEVELOPMENTS
- Secured contracts worth $68.0M/year
- Added new capacity added to cater to growing customer demand
  - 5,000m³/day effluent recovery plant
  - 5,000m³/day HGIW plant
  - 1,300m³/day high COD wastewater treatment plant by 1Q07
  - 400tph VHP boiler by 2Q08
- Cogen plant major inspection:
  - First GT Jun-Aug 2006
  - Second GT and some equipment repairs in 1Q2007

Jurong Island



Seraya
Tembusu / Banyan
Sakra
HGIW plant
Effluent recovery plant
High COD wastewater treatment plant
VHP boiler

GROWTH PROSPECTS
- Growth impetus for utilities and natural gas on Jurong Island
  - Positive medium term outlook with new investments and customer expansion expected
  - Growth on existing sites: commenced supply of utilities to Tate & Lyle, Denka and existing customer Sumitomo Chemical
  - Growth from new investments into Tembusu/Banyan
- Potential M&A opportunities, e.g. local genco
- Exploring new business opportunities, e.g. LNG importation and retail

24

Utilities UK

SembCorp Industries

KEY DEVELOPMENTS

- Secured new and renewed contracts worth $166.5M (mostly 1-5 years), including 15-year utilities and services contract with SABIC LDPE plant (formerly Huntsman facility)

GROWTH PROSPECTS

- Organic growth in the UK
  - Five-year asset protection contract signed with BASF
  - SABIC LDPE plant commissioning in 2H2007
  - Utilities contracts for Ensus bio-ethanol project signed subject to customer funding
  - New 40MW GT project sanctioned projected COD: end-2008
- Green energy on Wilton
  - Wilton 10 COD expected 2H2007
  - Eligible for ROCs and LECs
- Growth opportunities in Europe

Teesside Developments


BASF
NORTH TEES
SABIC
Ensus
Wilton International

25

Utilities China

SembCorp Industries

KEY DEVELOPMENTS

- Zhangjiagang WWTP Phase I completed
  - Capacity increased from 10,000 tpd to 20,000 tpd
  - Selected as showcase facility for high concentration wastewater treatment by the Jiangsu provincial government
- Completion of 3,000 tpd pre-treatment facility in Nanjing
- NCIP SembCorp Water's 100,000 tpd facility commenced construction. Target COD: mid-2007

GROWTH PROSPECTS

- Beachheads expected to grow in tandem with customer demand

2006 | 2007 | 2008 | 2009 and beyond

Nanjing
- WWT plant: 12,500 tpd
- Pre-treatment plant: 3,000 tpd (3Q2006)
- Industrial water plant: 100,000 tpd (2007)
- WWT plant: 30,000 tpd (2008)

Shanghai
- Cogeneration plant: 650 MW power / 728 tph steam / 870 tph demin water
- Coal-fired boilers: 2 x 130 tph (4Q2007)
- Demin water: 500 tph (4Q2007)

Zhangjiagang
- WWT plant: 10,000 tpd
- WWT plant: 10,000 tpd Phase I expansion
- 15,000 tpd Phase II expansion* (mid-2008)

☐ Existing   Facility/Expansion   Potential

*high concentration chemical oxygen demand

China


Nanjing pre-treatment facility
Nanjing industrial water treatment plant
Zhangjiagang WWTP Phase I

26

Utilities Middle East

SembCorp Industries

United Arab Emirates



KEY DEVELOPMENTS

Concluded acquisition of 40% an independent water and power plant in Fujairah (Fujairah 1) in UAE



Proposed Fujairah-2 Project
Existing Federal Electricity & Water Authority (FEWA) plant
Fujairah 1

GROWTH PROSPECTS

- **Fujairah-2 IWPP**
  - Bidding for greenfield plant
- **Fujairah Port Industrial Area** (potential development)
  - New refinery (500,000 Bbl/day)
  - Chemical complex
  - Steel plant

Utilities Vietnam

SembCorp Industries

GROWTH PROSPECTS

- Proposed new 700 MW power plant
  - Signed MOU with the People's Committee of Ho Chi Minh City Dept of Planning & Investment in May 2006 to explore feasibility of a 700 MW power plant project
  - Signed land-leasing MOU with Tan Thuan Industrial Promotion Co. in Feb 2007 for 10 ha land in Hiep Phuoc Industrial Park



Vietnam
Proposed new power plant
MOU signed in May 2006 with the People's Committee of Ho Chi Minh City Dept of Planning & Investment to explore feasibility of a 700 MW power plant project
Phu My 3
717MW gas-fired power plant one-third owned by SembCorp Utilities

Marine

FY06	
Turnover ($M)	3,545.0 (↑67%)
EBITDA ($M)	273.8 (↑68%)
EBIT ($M)	225.6 (↑81%)
PATMI ($M)	238.4 (↑96%)
ROE (%)	20

- An outstanding year with solid growth
- Total dividend for FY2006 at 15.0 cents per share, an increase of 64%
- ROE at record 20%

Note:
Figures taken at SembCorp Marine Group level



Marine in 2006

SembCorp Industries

KEY DEVELOPMENTS

- Strong net orderbook at $7.1bn (as at Feb 15, 07) with completion and deliveries till 2010
- New contracts secured in FY2007 to-date stand at $1.7bn
- Completed and delivered in FY2006
  - 5 shipbuilding projects
  - 6 ship conversion projects
  - 2 jack-up rigs
  - 1 semi-submersible rig

Enviro

FY06		
Turnover ($M)	211.9	(↓3%)
EBITDA ($M)	(21.7)	NM
EBIT ($M)	(28.1)	NM
PATMI ($M)	(16.8)	NM
ROE (%)	(13)	

- Focused on waste-to-resource and pre-disposal treatment
- Impairment provision of $21M for Singapore municipal waste collection business in 3Q06



Enviro in 2006

SembCorp Industries

KEY DEVELOPMENTS

- Entry into waste-to-resource
  - Used Lead Acid Batteries (ULAB) in China: through 50:50 partnership with Chunxing Alloy Group
  - Waste plastics recycling in Singapore: through 90% stake in SembEnviro KK Asia
- Commenced construction of 800 tpd pre-disposal treatment facility in Singapore. Expect to commence operation in 2H2007
- Orderbook at $511M

32

Group Outlook

2007 Outlook

SembCorp Industries

UTILITIES

- Singapore operations expected to perform better in 2007
- UK operations expected to continue performing well, underpinned by favourable supply contracts secured until end-2007 / 1Q2008. 30-megawatt biomass power plant Wilton 10 scheduled to come onstream in 2H2007
- Vietnam operations expected to maintain good performance in 2007
- Operations in China and Middle East not expected to contribute significantly to 2007 performance

2007 Outlook

SembCorp Industries

MARINE

- 2007 expected to be better year than 2006 based on the schedule of completion of projects

ENVIRO

- Pre-disposal treatment facility in Singapore scheduled to commence operations in 2H2007
- Australia operations are expected to be stable and show modest growth
- Continued focus on ULAB business in China
- Performance in 2007 is expected to improve over 2006

GROUP

- Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, which excludes net profits arising from exceptional items in 2006

35

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

SembCorp Industries

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2006 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2006

The Board of Directors of SembCorp Industries Ltd wishes to announce the following unaudited results of the Group for the fourth quarter and full year ended December 31, 2006.

1. GROUP PROFIT AND LOSS STATEMENT

	GROUP			GROUP		
	4Q06 $'000	4Q05 $'000	+ / (-) %	FY06 $'000	FY05 $'000	+ / (-) %
Continuing operations						
Turnover	**2,282,172**	**1,737,415**	**31.4**	**7,485,853**	**5,770,603**	**29.7**
Cost of sales	(2,082,026)	(1,618,747)	28.6	(6,820,304)	(5,275,116)	29.3
Gross profit	200,146	118,668	68.7	665,549	495,487	34.3
General & administrative expenses	(63,664)	(77,485)	(17.8)	(207,907)	(212,943)	(2.4)
Non-operating income (net)	52,389	63,619	(17.7)	98,910	102,964	(3.9)
Finance costs	(15,294)	(5,887)	159.8	(53,530)	(51,477)	4.0
Share of results of:						
- Associates	30,018	4,132	626.5	67,390	29,633	127.4
- Joint ventures	13,878	5,971	132.4	43,246	23,342	85.3
Profit from continuing operations before income tax expense	**217,473**	**109,018**	**99.5**	**613,658**	**387,006**	**58.6**
Income tax expense	(52,351)	(18,197)	187.7	(130,176)	(69,736)	86.7
Profit after income tax expense from continuing operations	**165,122**	**90,821**	**81.8**	**483,482**	**317,270**	**52.4**
Discontinued operations*						
Profit for the period from discontinued operations (See note 10)	-	13,112	NM	14,246	63,481	(77.6)
Profit for the period/year before exceptional items	**165,122**	**103,933**	**58.9**	**497,728**	**380,751**	**30.7**
Exceptional items (See note 1b)	266,566	16,773	1,489.3	662,092	34,475	1,820.5
Profit for the period/year	**431,688**	**120,706**	**257.6**	**1,159,820**	**415,226**	**179.3**
Attributable to:						
Shareholders of the Company						
Net profit from continuing operations	128,258	74,045	73.2	371,869	245,067	51.7
Net profit from discontinued operations	-	6,264	NM	7,680	33,408	(77.0)
Exceptional items (See note 1b)	258,049	10,178	2,435.4	650,224	24,820	2,519.8
	386,307	**90,487**	**326.9**	**1,029,773**	**303,295**	**239.5**
Minority interests	45,381	30,219	50.2	130,047	111,931	16.2
	431,688	**120,706**	**257.6**	**1,159,820**	**415,226**	**179.3**
Earnings per ordinary shares (cents)						
Before exceptional items						
-basic						
(a) Continuing operations	7.25	4.24	71.0	21.13	13.85	52.6
(b) Discontinued operations	-	0.36	NM	0.44	1.89	(76.7)
	7.25	4.60	57.6	21.57	15.74	37.0
-diluted						
(a) Continuing operations	7.20	4.21	71.0	20.94	13.71	52.7
(b) Discontinued operations	-	0.36	NM	0.43	1.87	(77.0)
	7.20	4.57	57.5	21.37	15.58	37.2
After exceptional items						
-basic	21.85	5.19	321.0	58.51	17.14	241.4
-diluted	21.69	5.14	322.0	57.99	16.96	241.9

NM - Not Meaningful

* Discontinued operations are Group's interests in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd ("discontinued operations"), which were sold on April 3 and June 2, 2006 respectively.

Notes to Group Profit and Loss Statement:

1a. Profit for the period/year before exceptional items (for continuing and discontinued operations) is arrived at after (charging)/crediting the following significant items:

	GROUP		GROUP	
	4Q06	**4Q05**	**FY06**	**FY05**
	$'000	**$'000**	**$'000**	**$'000**
Staff costs*	(174,065)	(181,924)	(639,025)	(636,219)
Depreciation and amortisation	(39,929)	(47,722)	(170,348)	(184,379)
Allowance written back / (made) made for doubtful debts & bad debts	3,538	(5,337)	6,953	(13,939)
Provision (made) / written back for onerous contracts	(27)	(326)	(14,577)	15,480
Allowance written back / (made) for stock obsolescence & inventories written off	945	(4,222)	(224)	(5,797)
Allowance made for impairment in value of assets (net)	(19,015)	(10,474)	(32,188)	(8,826)
Audit fees				
- auditors of the Company	(160)	(279)	(1,272)	(1,226)
- other auditors	(544)	(731)	(1,758)	(1,627)
Non-audit fees				
- auditors of the Company	(28)	(273)	(217)	(638)
- other auditors	21	(286)	(167)	(611)
Interest income	19,147	9,529	48,868	32,751
Dividend income	196	15	5,239	1,709
Other income	30,778	41,574	65,390	64,984
Profit on sale of property, plant & equipment	1,448	5,180	2,567	11,357
(Loss) / gain on sale of investments	(13)	571	14,578	2,571
Foreign exchange gain / (loss)	1,832	12,945	(13,525)	12,977
Finance costs	(15,294)	(5,636)	(54,014)	(53,861)

** Included in staff costs is directors remuneration amounting to $2,962,000 (FY05: $6,320,000). In 2005, a payout was made to the estate of late Mr Wong Kok Siew, a former key executive and executive director of the Board, in accordance with his terms and conditions of employment. This payout was approved by the Executive Resource & Compensation Committee.*

1b. Exceptional items comprise:

	4Q06	4Q05	FY06	FY05
Net gain on sale of subsidiaries, associates and other financial assets	29,018	9,911	491,748	56,119
Amount written back / (additional charge) arising from final settlement on Solitaire	8,000	-	(57,000)	-
Unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration	-	(8,738)	-	(30,758)
Write back of impairment for property, plant and equipment	83,069	-	83,069	-
Write back of provision for loans and other recoverables	-	24,203	-	24,203
Allowance for impairment loss for interests in associates	-	(6,214)	-	(6,214)
	120,087	19,162	517,817	43,350
Less: Income tax expense	(6,721)	(2,389)	(8,925)	(8,875)
Add: Tax benefit arising from utilisation of Solitaire tax losses	153,200	-	153,200	-
	266,566	16,773	662,092	34,475
Less: Minority interests	(8,517)	(6,595)	(11,868)	(9,655)
Net exceptional items	258,049	10,178	650,224	24,820

Notes to Group Profit and Loss Statement (Cont'd)

1c. Income Tax Expense

(i) The Group's tax charge for 4Q06 included under provision of tax in respect of prior year of $26,205,000 (4Q05: over provision of tax in respect of prior year of $480,000). The Group's tax charge for FY06 included under provision of tax in respect of prior year of $24,193,000 (FY05: $2,131,000).

(ii) As announced previously, compensation and related legal costs incurred in relation to the Solitaire arbitration are trade losses of Sembawang Corporation Ltd (Sembawang) as confirmed by Inland Revenue Authority of Singapore. Accordingly, these losses were transferred within the Group under the group tax relief system and offset against the taxable profits of Sembawang. Total tax benefits of $153,200,000 have been disclosed as part of exceptional items (see note 1(b)).

1d. Earnings per ordinary share

	Group			Group		
Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	4Q06	4Q05	+ / (-) %	FY06	FY05	+ / (-) %
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items						
- Continuing operations	7.25	4.24	71.0	21.13	13.85	52.6
- Discontinued operations	-	0.36	NM	0.44	1.89	(76.7)
	7.25	4.60	57.6	21.57	15.74	37.0
(b) After exceptional items	21.85	5.19	321.0	58.51	17.14	241.4
- Weighted average number of shares (in million)	1,768.1	1,744.7	1.3	1,760.0	1,769.6	(0.5)
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items						
- Continuing operations	7.20	4.21	71.0	20.94	13.71	52.7
- Discontinued operations	-	0.36	NM	0.43	1.87	(77.0)
	7.20	4.57	57.5	21.37	15.58	37.2
(b) After exceptional items	21.69	5.14	322.0	57.99	16.96	241.9
- Adjusted weighted average number of shares (in million)	1,781.2	1,760.2	1.2	1,775.6	1,788.0	(0.7)

1e. Breakdown of sales (continuing & discontinued operations)

		GROUP		
		FY06 $'000	FY05 $'000	+ / (-) %
	First Half Year			
(i)	Sales reported	4,177,729	3,540,412	18%
(ii)	Operating profit / loss after tax before deducting minority interests reported	629,742	201,815	212%
	Second Half Year			
(iii)	Sales reported	3,929,374	3,868,805	2%
(iv)	Operating profit / loss after tax before deducting minority interests reported	530,078	213,411	148%

1f. Explanatory Notes to Group Profit and Loss Statement

The improvement in gross profit margin is attributed to the Utilities and Marine businesses. Utilities improved primarily due to strong performance from its UK operations and turnaround of its offshore engineering unit. Marine's better operating margin came from its rig building and ship repair businesses.

In 2005, the Group wrote off an amount due from a customer and incurred legal fees in respect of the Solitaire case. Accordingly, the general & administrative expenses for 2006 were lower. The Group also wrote back provision for doubtful debts for an associate. This was offset by higher personnel related costs due to the increase in the number of projects / businesses undertaken by the Group.

Non-operating income decreased as interest income and gain on sale of investments were partially offset by exchange losses.

The increase in finance costs for 4Q06 was mainly attributed to the write off of financing fees incurred for a loan in Utilities and higher borrowings by Marine.

Increases in the share of results of associates and joint ventures were attributed to strong performances from our overseas associates and joint ventures in Vietnam and some in China.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 31/12/2006	As at 31/12/2005	As at 31/12/2006	As at 31/12/2005
	$000	$000	$000	$000
Equity attributable to shareholders of the Company:-				
Share Capital	525,414	436,603	525,414	436,603
Other reserves	474,738	419,286	5,269	316,062
Accumulated profits	1,811,447	1,143,729	1,065,803	542,643
	2,811,599	1,999,618	1,596,486	1,295,308
Minority Interests	648,186	845,041	-	-
Total equity	3,459,785	2,844,659	1,596,486	1,295,308
Non-current assets				
Property, plant & equipment	2,534,505	2,627,380	4,352	997
Investments in subsidiaries	-	-	1,464,045	2,275,587
Interests in associates	476,421	294,755	-	-
Interests in joint ventures	264,457	431,711	-	-
Other financial assets	359,255	121,373	-	-
Long term receivables and prepayments	70,167	146,152	-	-
Intangible assets	109,912	150,765	90	90
Deferred tax assets	36,596	26,285	-	-
	3,851,313	3,798,421	1,468,487	2,276,674
Current assets				
Inventories and work-in-progress	1,273,898	863,612	-	-
Trade and other receivables	1,268,804	1,315,508	199,827	84,808
Asset held for sale	6,167	52,230	-	-
Bank balances, fixed deposits and cash	1,185,639	1,231,281	347,336	10,503
	3,734,508	3,462,631	547,163	95,311
Current liabilities				
Trade and other payables	1,646,928	1,870,393	257,015	926,482
Excess of progress billings over work-in-progress	545,370	389,837	-	-
Provisions	30,381	639,900	11,454	-
Retirement benefit obligations	-	4,061	-	-
Current tax payable	146,836	104,683	-	-
Interest-bearing borrowings	216,161	149,383	-	-
	2,585,676	3,158,257	268,469	926,482
Net current assets/(liabilities)	1,148,832	304,374	278,694	(831,171)
	5,000,145	4,102,795	1,747,181	1,445,503
Non-current liabilities				
Deferred tax liabilities	294,214	220,095	195	195
Provisions	14,028	8,977	500	-
Retirement benefit obligations	31,320	42,035	-	-
Interest-bearing borrowings	1,096,174	908,686	150,000	150,000
Other long-term liabilities	104,624	78,343	-	-
	1,540,360	1,258,136	150,695	150,195
	3,459,785	2,844,659	1,596,486	1,295,308

Notes to Group Balance Sheets:

2a. Net asset value

	Group		Company	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Net asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.59	1.14	0.90	0.74
Net tangible asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.52	1.06	0.90	0.74

2b. Share capital

Pursuant to the Companies (Amendment) Act 2005 effective from January 30, 2006, the concept of authorised share capital and par value has been abolished. The amount standing to the credit of share premium account of $313.6 million was transferred to share capital as at that date.

Issue of new shares
During FY06, the Company issued 23,765,677 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan. As at December 31, 2006, the Company's issued and paid up capital comprises 1,770,177,555 (December 31, 2005: 1,746,411,878) ordinary shares.

Outstanding share options
As at December 31, 2006, there were 30,663,581 (December 31, 2005: 49,867,341) unissued ordinary shares under options granted to eligible employees and directors under the Company's Share Option Plan.

Outstanding performance shares
As at December 31, 2006, there were 2,007,395 (December 31, 2005: 1,700,000) unissued performance shares under conditional awards. Awards are granted conditionally and only released when pre-determined targets are achieved. Based on the multiplying factor, the actual release could range from zero to a maximum of 3,194,318 (December 31, 2005: 2,965,000) performance shares.

Outstanding performance-based restricted shares
As at December 31, 2006, there were 1,025,003 (December 31, 2005: nil) unissued performance-based restricted shares under conditional awards. Awards are granted conditionally and only released when pre-determined targets are achieved. Based on the multiplying factor, the actual release could range from zero to a maximum of 1,335,104 (December 31, 2005: nil) performance-based restricted shares.

Notes to Group Balance Sheets (Cont'd)

2c. List of significant subsidiaries, associates and joint ventures

2c(i) Details of significant subsidiaries are as follows:

	Name of significant subsidiaries	Country of Incorporation	Effective equity held by the Group	
			2006	2005
			%	%
	Utilities			
	SembCorp Utilities Pte Ltd	Singapore	100	100
	SembCorp Cogen Pte Ltd	Singapore	100	100
	SembCorp Gas Pte Ltd	Singapore	70	70
@@	SembCorp Utilities (UK) Limited	United Kingdom	100	100
	Marine & Offshore Engineering			
^	SembCorp Marine Ltd	Singapore	61.50	62.07
^	Jurong Shipyard Pte Ltd	Singapore	61.50	62.07
^	PPL Shipyard Pte Ltd	Singapore	52.28	52.76
^	Sembawang Shipyard Pte Ltd	Singapore	61.50	62.07
	Environmental Management			
	SembCorp Environmental Management Pte. Ltd.	Singapore	100	100
	SembWaste Pte Ltd	Singapore	100	100
	Others			
^^	SembCorp Parks Holdings Ltd	Singapore	100	100
	SembCorp Design and Construction Pte Ltd	Singapore	100	100
	SembCorp Financial Services Pte Ltd	Singapore	100	100
	Singapore Precision Industries Pte Ltd	Singapore	100	100
	Discontinued Operations			
	SembCorp Logistics Ltd	Singapore	-	60.03
	SembCorp Engineers and Constructors Pte Ltd	Singapore	-	100

KPMG Singapore is the auditor of the significant Singapore incorporated subsidiaries and other member firms of KPMG International are auditors of the significant foreign incorporated subsidiaries, except as denoted below:

^ The consolidated financial statements of SembCorp Marine Ltd, a company listed on Singapore Exchange, and its subsidiaries are audited by Ernst & Young, Singapore

^^ The consolidated financial statements of SembCorp Parks Holdings Ltd and its subsidiaries are audited by Ernst & Young, Singapore

@@ Audited by member firms of Ernst & Young

Notes to Group Balance Sheets (Cont'd)

2c. List of significant subsidiaries, associates and joint ventures

2c(ii) Details of significant associates and joint ventures are as follows:

	Name of significant associates and joint ventures	Country of Incorporation	Effective equity held by the Group	
			2006	2005
			%	%
	Utilities			
^	Phu My 3 BOT Power Company Ltd	Vietnam	33.33	33.33
@	Shanghai Cao Jing Co-generation Co. Ltd	People's Republic of China	30.00	30.00
#	Shenzhen Chiwan Sembawang Engineering Co Ltd	People's Republic of China	32.00	32.00
	Marine Engineering			
*	Cosco Shipyard Group	People's Republic of China	18.45	18.62
	Environmental Management			
^	SembSITA Pacific Pte Ltd	Singapore	40.00	40.00
	Others			
**	Gallant Venture Ltd	Singapore	26.84	-
	Vietnam Singapore Industrial JV Co Ltd	Vietnam	40.44	40.44

Other member firm of KPMG International is the auditor of the significant foreign incorporated associate, except as denoted below:

^ Audited by member firms of Ernst & Young

@ Audited by member firms of Deloitte Touche Tohmatsu

Audited by member firms of PriceWaterhouse Coopers LLP

* Audited by Reanda CPA, China

** The consolidated financial statements of Gallant Venture Ltd, a company listed on SGX - SESDAQ, and its subsidiaries are audited by Foo, Kon & Tan Grant Thornton.

Notes to Group Balance Sheets (Cont'd)

2d. Borrowings and debt securities

	As at 31/12/2006 $'000	As at 31/12/2005 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	83,101	44,238
Unsecured	135,438	140,838
	218,539	185,076
(ii) After one year		
Secured	593,503	393,568
Unsecured	509,915	526,994
	1,103,418	920,562
Total	1,321,957	1,105,638

(iii) The secured loans are collaterised by the following assets' net book value:-

	As at 31/12/2006 $'000	As at 31/12/2005 $'000
Property, plant and equipment	967,430	989,797
Trade receivables	-	9,739
Other current assets	-	6,562
	967,430	1,006,098

(iv) Gearing Ratios

	As at 31/12/2006	As at 31/12/2005
Gross Gearing (times)	0.38	0.39
Net Gearing (times)	0.04	Net Cash

(v) Unsecured borrowings

Included in the unsecured borrowings are medium term notes of the Group as follows:-

- In 2004, a wholly owned treasury vehicle of the Company, SembCorp Financial Services Pte Ltd (the "Issuer"), established a $1.5 billion Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme"). Pursuant to this, the Company, together with other subsidiaries of the Company (together with the Issuer, the "Issuing Subsidiaries"), may from time to time issue debt under the Programme. The obligations of the Issuing Subsidiaries under the Notes will be fully guaranteed by the Company. The programme has not been utilised as at 31 December 2006.

  The Programme replaced the $2.0 billion Multicurrency Debt Issuance Programme established by the Company ("the Existing Programme") in October 2000. No further debt issuances will be made by the Company under its Existing Programme, and the outstanding debt issuances of $150 million will be allowed to mature on June 6, 2008. Upon maturity of the outstanding debt issued, the Existing Programme will be terminated.

2d. Borrowings and debt securities (Cont'd)

(v) Unsecured borrowings (Cont'd)

- In 2004, a subsidiary, SembCorp Marine Ltd ("SCM") established a $500 million Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme") pursuant to which the subsidiary together with its subsidiaries Jurong Shipyard Pte Ltd and Sembawang Shipyard Pte Ltd ("Issuing SCM Subsidiaries"), may from time to time issue the notes. The obligations of Issuing SCM Subsidiaries under the Notes will be fully guaranteed by SCM.

  The 1st series of $150 million 5-year fixed rate notes issued by SCM on Sep 27, 2004, is redeemable at par on Sep 26, 2009 and bears fixed interest rate of 3.0% per annum and is listed on the Singapore Exchange Securities Trading Limited.

- In 2006, a subsidiary, SembCorp Marine Ltd ("SCM") issued $60 million fixed rate notes. The 1-year fixed rates notes issued on 30 August 2006, is redeemable at par on 30 August 2007 and bears interest rate of 3.71% per annum and is listed on the Singapore Exchange Securities Trading Limited.

2e. Provisions

A provision is recognised in the balance sheet when there is a legal or constructive obligation as a result of a past event, the obligation can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

	Group	
	FY06	**FY05**
	$'000	**$'000**
(i) Loan undertakings	10,103	14,498
(ii) Obligations relating to disposal of business	11,454	1,437
(iii) Claims	1,718	616,930
(iv) Onerous contracts	12,337	-
(v) Restoration of sites	5,370	8,977
(vi) Others	3,427	7,035
Total	**44,409**	**648,877**

(i) Loan undertakings

This relates to the Group's share of loan undertakings of associates, a subsidiary and other investee companies.

(ii) Obligations relating to disposal of business

This mainly relates to the disposal of business in which the Company / subsidiary retains certain obligations in respect of contracts pursuant to the Sales and Purchase Agreement.

2e. Provisions (Cont'd)

(iii) Claims

The provision represents the Group's exposure to the Solitaire arbitration and obligations arising from contractual and commercial arrangements in a subsidiary's operations, based on the best estimate of the outflow considering both contractual and commercial factors. During the year, the provision amount relating to Solitaire arbitration was utilised when the Group made payment for the full and final settlement on the case.

(iv) Onerous contracts

The provision for onerous contracts relates to the Group's exposure to the unavoidable cost of meeting its obligations under the contracts, which exceeds the expected benefits to be derived by the Group. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with the contracts.

(v) Restoration costs

This provision relates to cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the operating lease agreements. The subsidiaries expect to incur the liability upon termination of the lease.

(vi) Others

This relates mainly to provision for:

(i) Losses and other claims in respect of customers' inventories managed by a subsidiary. The subsidiary was sold during the year.

(ii) Warranty in respect of a completed project. The provision is based on estimates made from historical warranty data associated with similar projects.

2f. Explanatory Notes to Balance Sheets

Group

The increase in share capital is due to the transfer of share premium account to the share capital arising from the amendments in the Companies (Amendment) Act 2005 (See note 2b), reduced by the capital reduction paid to shareholders. The decrease in Minority Interests is due to the sale of SembCorp Logistics Ltd.

The increase in interests in associates and the corresponding decrease in interests in joint ventures is mainly due to the Group's rationalisation of its Riau investments (previously held under joint ventures) through the consolidation of these investments under an associate, Gallant Venture Ltd, an entity listed on SGX – SESDAQ. The increase in other financial assets is mainly due to the additional investment and fair value adjustments for Cosco Corporation (S) Ltd shares held by SembCorp Marine Ltd.

Inventories and work-in-progress increased due to increase in rig building and conversion projects by SembCorp Marine Ltd.

Provisions decreased as the Group has made payment for the full and final settlement of the Solitaire arbitration.

Company

The decrease in investment in subsidiaries is due to the sale of SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd (E&C) and accordingly the proceeds from these divestments have resulted in an increase in the bank and cash balances.

The decrease in trade and other payables is due to the settlement of intercompany balances during the year.

3. STATEMENTS OF CHANGES IN EQUITY

3a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
9M06									
At January 1, 2006	436,603	313,618	29,201	62,275	14,192	1,143,729	1,999,618	845,041	2,844,659
Transfer to share capital (see note 2(b))	313,618	(313,618)	-		-	-	-	-	-
Translation adjustments	-	-	-	-	(9,355)	-	(9,355)	(6,525)	(15,880)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	58,894	-	-	58,894	36,187	95,081
Net fair value changes on cash flow hedges	-	-	-	16,952	-	-	16,952	198	17,150
Share of reserve of associates and joint venture companies	-	-	-	2,876	-	-	2,876	-	2,876
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	316,340	(7,832)	(292,024)	16,484	(337,536)	(321,052)
Net gain / (loss) recognised directly in equity	313,618	(313,618)	-	395,062	(17,187)	(292,024)	85,851	(307,676)	(221,825)
Profit for the period	-	-	-	-	-	643,466	643,466	84,666	728,132
Total gain / (loss) recognised for the period	313,618	(313,618)	-	395,062	(17,187)	351,442	729,317	(223,010)	506,307
Issue of shares under Share Option Plan	32,224	-	-	-	-	-	32,224	-	32,224
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	28,388	28,388
Capital reduction paid to shareholders of the Company	(264,578)	-	-	-	-	-	(264,578)	-	(264,578)
Share based payment	-	-	-	10,112	-	-	10,112	1,382	11,494
Dividend paid	-	-	-	-	-	(91,344)	(91,344)	(60,298)	(151,642)
At September 30, 2006	517,867	-	29,201	467,449	(2,995)	1,403,827	2,415,349	591,503	3,006,852
4Q06									
Translation adjustments	-	-	-	-	(11,130)	-	(11,130)	(5,039)	(16,169)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	46,035	-	-	46,035	28,164	74,199
Net fair value changes on cash flow hedges	-	-	-	18,479	-	-	18,479	(220)	18,259
Share of reserve of associates and joint venture companies	-	-	-	(40,589)	-	-	(40,589)	-	(40,589)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(41,714)	205	26,061	(15,448)	(9,758)	(25,206)
Net gain / (loss) recognised directly in equity	-	-	-	(17,789)	(10,925)	26,061	(2,653)	13,147	10,494
Profit for the period	-	-	-	-	-	386,307	386,307	45,381	431,688
Total gain / (loss) recognised for the period	-	-	-	(17,789)	(10,925)	412,368	383,654	58,528	442,182
Issue of shares under Share Option Plan	7,547	-	-	-	-	-	7,547	-	7,547
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	3,011	3,011
Share based payment	-	-	-	5,049	-	-	5,049	2,250	7,299
Transfer of revenue reserves to statutory reserve by associated companies	-	-	-	4,748	-	(4,748)	-	-	-
Dividend paid	-	-	-	-	-	-	-	(7,106)	(7,106)
At December 31, 2006	525,414	-	29,201	459,457	(13,920)	1,811,447	2,811,599	648,186	3,459,785
9M05									
At January 1, 2005	456,623	296,628	29,201	48,974	31,463	1,084,869	1,947,758	852,495	2,800,253
Translation adjustments	-	-	-	-	(3,800)	-	(3,800)	3,753	(47)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	36,564	-	-	36,564	19,102	55,666
Net fair value changes on cash flow hedges	-	-	-	2,197	-	-	2,197	(1,106)	1,091
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	252	(1,696)	(5,621)	(7,065)	(1,522)	(8,587)
Net gain / (loss) recognised directly in equity	-	-	-	39,013	(5,496)	(5,621)	27,896	20,227	48,123
Profit for the period	-	-	-	-	-	212,808	212,808	81,712	294,520
Total gain / (loss) recognised for the period	-	-	-	39,013	(5,496)	207,187	240,704	101,939	342,643
Issue of shares under Share Option Plan	6,396	33,216	-	-	-	-	39,612	-	39,612
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	27,772	27,772
Capital reduction paid to shareholders of the Company	(27,538)	(22,030)	-	-	-	(165,229)	(214,707)	-	(214,797)
Capital reduction paid to minority shareholders of subsidiary	-	-	-	-	-	-	-	(98,882)	(98,882)
Share based payment	-	-	-	4,825	-	-	4,825	1,288	6,113
Dividend paid	-	-	-	-	-	(73,379)	(73,379)	(61,830)	(135,209)
At September 30, 2005	435,481	307,814	29,201	92,812	25,967	1,053,448	1,944,723	822,782	2,767,505
4Q05									
Translation adjustments	-	-	-	-	(7,540)	-	(7,540)	(2,346)	(9,886)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	(10,930)	-	-	(10,930)	(6,377)	(17,307)
Net fair value changes on cash flow hedges	-	-	-	(21,550)	-	-	(21,550)	196	(21,354)
Share of reserve of associates and joint venture companies	-	-	-	3,450	-	-	3,450	2,083	5,633
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(7,971)	(4,235)	3,262	(8,944)	2,257	(6,687)
Net gain / (loss) recognised directly in equity	-	-	-	(37,001)	(11,775)	3,262	(45,514)	(4,187)	(49,701)
Profit for the period	-	-	-	-	-	90,487	90,487	30,219	120,706
Total gain / (loss) recognised for the period	-	-	-	(37,001)	(11,775)	93,749	44,973	26,032	71,005
Issue of shares under Share Option Plan	1,122	5,804	-	-	-	-	6,926	-	6,926
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	9,893	9,893
Share based payment	-	-	-	2,996	-	-	2,996	765	3,761
Transfer of revenue reserves to statutory reseres by associated companies	-	-	-	3,468	-	(3,468)	-	(2,083)	(2,083)
Dividend paid	-	-	-	-	-	-	-	(12,348)	(12,348)
At December 31, 2005	436,603	313,618	29,201	62,275	14,192	1,143,729	1,999,618	845,041	2,844,659

3b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
9M06					
At January 1, 2006	436,603	313,618	2,444	542,643	1,295,308
Transfer to share capital (see note 2(b))	313,618	(313,618)	-	-	-
Net gain recognised directly in equity	313,618	(313,618)	-	-	-
Profit for the period	-	-	-	377,405	377,405
Total gain / (loss) recognised for the period	313,618	(313,618)	-	377,405	377,405
Issue of shares under Share Option Plan	32,224	-	-	-	32,224
Share based payment	-	-	1,975	-	1,975
Capital reduction paid to shareholders of the Company	(264,578)	-	-	-	(264,578)
Dividend paid	-	-	-	(91,344)	(91,344)
At September 30, 2006	517,867	-	4,419	828,704	1,350,990
4Q06					
Profit for the period	-	-	-	237,099	237,099
Total gain recognised for the period	-	-	-	237,099	237,099
Issue of shares under Share Option Plan	7,547	-	-	-	7,547
Share based payment	-	-	850	-	850
At December 31, 2006	525,414	-	5,269	1,065,803	1,596,486
9M05					
At January 1, 2005	456,623	296,628	528	744,987	1,498,766
Profit for the period	-	-	-	166,113	166,113
Total gain recognised for the period	-	-	-	166,113	166,113
Issue of shares under Share Option Plan	6,396	33,216	-	-	39,612
Share based payment	-	-	885	-	885
Capital reduction paid to shareholders of the Company	(27,538)	(22,030)	-	(165,229)	(214,797)
Dividend paid	-	-	-	(73,379)	(73,379)
At September 30, 2005	435,481	307,814	1,413	672,492	1,417,200
4Q05					
Loss for the period	-	-	-	(129,849)	(129,849)
Total loss recognised for the period	-	-	-	(129,849)	(129,849)
Issue of shares under Share Option Plan	1,122	5,804	-	-	6,926
Share based payment	-	-	1,031	-	1,031
At December 31, 2005	436,603	313,618	2,444	542,643	1,295,308

4. CONSOLIDATED CASH FLOW STATEMENT

	GROUP		GROUP	
	4Q06	4Q05	FY06	FY05
	$'000	$'000	$'000	$'000
Cash flows from Operating Activities				
Profit for the period / year	431,688	120,706	1,159,820	415,226
Adjustment for :				
Dividend and interest income	(19,343)	(11,581)	(54,107)	(36,498)
Finance costs	15,294	5,636	54,014	53,861
Depreciation and amortisation	39,929	47,722	170,348	184,379
Share of results of associated companies and joint ventures	(43,896)	(17,595)	(117,314)	(78,311)
Profit on sale of property, plant and equipment	(1,448)	(5,180)	(2,567)	(11,357)
Gain on disposal of investments	(25,694)	(10,482)	(523,055)	(58,689)
Allowance (written back) / made for doubtful debts and bad debts written off (net)	(4,948)	(14,317)	223	(5,715)
Changes in fair value of financial instruments and hedge items	1,126	2,786	7,047	10,488
Share based payment expenses	6,045	2,319	19,124	10,144
Provision made / (written back) for onerous contracts	27	326	14,577	(15,480)
(Amount written back) / additional charge arising from final settlement on Solitaire	(8,000)	-	57,000	-
Allowance (written back) / made for impairment in value of assets	(64,054)	10,474	(50,881)	8,826
Allowance (written back) / made for stock obsolescence & inventories written off	(945)	4,222	224	5,797
Income tax (credit) / expenses	(94,128)	20,725	(10,875)	92,430
Operating profit before working capital changes	231,653	155,761	723,578	575,101
Changes in working capital:				
Inventories and work-in-progress	74,808	(13,471)	(527,141)	(141,467)
Receivables	175,857	272,740	(154,307)	103,628
Payables	(218,026)	(205,436)	601,205	355,998
Payment for Solitaire settlement	-	-	(682,700)	-
	264,292	209,594	(39,365)	893,260
Income tax paid	(2,438)	(5,073)	(46,842)	(44,982)
Net cash inflow / (outflow) from operating activities	261,854	204,521	(86,207)	848,278
Cash flows from Investing Activities				
Dividend and interest received	51,621	39,599	97,785	75,749
Cash flows on sale of subsidiaries, net of cash disposed (see note 4a)	4,800	33,186	492,022	33,186
Proceeds from sale of associates and joint ventures	-	(32,801)	295,358	65,275
Proceeds from sale of investments	69,078	33,983	75,725	121,831
Proceeds from sale of property, plant and equipment	8,305	8,501	13,055	35,737
Acquisition / additional interest in subsidiaries, net of cash acquired (see note 4b)	(1,099)	(24,524)	(7,314)	(32,656)
Acquisition of associates and joint ventures	(8,731)	(1,277)	(295,192)	(48,733)
Acquisition of other financial assets	-	-	(120,464)	-
Purchase of property, plant and equipment and other long term assets	(122,804)	(144,863)	(464,654)	(371,109)
Net cash inflow / (outflow) from investing activities	1,170	(88,196)	86,321	(120,720)
Cash flows from Financing Activities				
Proceeds from share issue	7,547	6,926	39,771	46,538
Proceeds from share issue to minority shareholders of subsidiaries	3,011	9,893	31,399	37,665
Net (decrease) / increase in bank borrowings	(43,501)	(345,835)	330,665	(791,202)
Net (decrease) / increase in other long term liabilities	(2,513)	1,303	16,196	3,836
Capital reduction paid to shareholder of the Company	-	-	(264,578)	(214,797)
Capital reduction paid to minority shareholders of a subsidiary	-	-	-	(98,882)
Dividend paid to shareholders of the Company	-	-	(91,344)	(164,701)
Dividends paid to minority shareholders of subsidiaries	(7,106)	120	(67,404)	(351,441)
Interest paid	(24,560)	(10,577)	(51,371)	(58,843)
Net cash outflow from financing activities	(67,122)	(338,170)	(56,666)	(1,591,827)
Net increase / (decrease) in cash and cash equivalents	195,902	(221,845)	(56,552)	(864,269)
Cash and cash equivalents at beginning of the period / year	976,137	1,455,596	1,231,281	2,099,962
Effects of exchange rate changes on cash and cash equivalents	936	(2,470)	(1,754)	(4,412)
Cash and cash equivalents at end of the period / year (See note 4c)	1,172,975	1,231,281	1,172,975	1,231,281

4. <u>CONSOLIDATED CASH FLOW STATEMENT</u> (Cont'd)

4a. Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	GROUP		GROUP	
	4Q06	4Q05	FY06	FY05
	$'000	$'000	$'000	$'000
Non-current assets	-	23,315	591,988	23,315
Net current assets	-	52	270,151	52
Non-current liabilities	-	-	(47,598)	-
Minority Interest	-	-	(291,891)	-
Profit on disposal	-	9,131	465,801	9,131
Goodwill written off on disposal	-	756	-	756
Currency translation reserve	-	-	(1,529)	-
Total cash consideration	-	33,254	986,922	33,254
Amount previously retained as other financial assets received	4,800	-	-	-
Less: Cash & bank balances of subsidiary disposed	-	(68)	(494,900)	(68)
Cash flows on sale of subsidiaries, net of cash disposed	4,800	33,186	492,022	33,186

4b. Acquisition / additional interest in subsidiaries, net of cash acquired

The fair values of net assets and liabilities of subsidiaries acquired were as follows:

	GROUP		GROUP	
	4Q06	4Q05	FY06	FY05
	$'000	$'000	$'000	$'000
Non-current assets	(429)	14,409	9,942	14,412
Net current assets	239	13,168	(1,005)	14,347
Non-current liabilities	105	(3,047)	(3,599)	(3,047)
Minority interests	-	(3,376)	(362)	(3,376)
Interest in subsidiaries previously accounted for as associate	-	(5,815)	(858)	(5,815)
Goodwill	-	289	944	1,320
Total consideration payable	(85)	15,628	5,062	17,841
Payment of deferred consideration	-	(57)	-	6,559
Payment for additional interest in subsidiaries	-	16,980	-	16,980
Less: Cash & bank balances of subsidiary acquired	1,184	(8,027)	2,252	(8,724)
Acquisition of subsidiary, net of cash acquired	1,099	24,524	7,314	32,656

4c. Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

	GROUP	
<u>Breakdown for Cash & Cash Equivalents:</u>	FY06	FY05
	$'000	$'000
Bank balances, fixed deposits and cash	1,185,639	1,231,281
Bank overdrafts	(12,664)	-
	1,172,975	1,231,281

4d. Explanatory Notes to Consolidated Cash Flow Statement

Excluding the payment for the Solitaire settlement of $682.7 million, net cash from operating activities for FY06 was $596.5 million as compared to $848.3 million for the previous year. The decrease was attributed to the changes in working capital as more projects were undertaken by SembCorp Marine Ltd.

Net cash inflow from investing activities for the FY06 was $86.3 million. The Group realised $863.1 million from the sale of investments. These included the sale of SembCorp Logistics Ltd, SembCorp Engineers and Constructors Pte Ltd, PT Batamindo Investment Cakrawala, PT Bintan Inti Industrial Estate and some Cosco Corporation (S) Ltd shares. The Group spent $880.3 million on acquisitions, expansion and operational capex. These include investments in Gallant Venture Ltd and Cosco Corporation (S) Ltd.

Net cash outflow from financing activities for FY05 relates mainly to the payment made by the Company and its then subsidiary, SembCorp Logistics Ltd, for the special interim dividend and capital reduction exercise. The Group also reduced its external borrowings.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2005 except as disclosed in paragraph 8.

8. CHANGES IN ACCOUNTING POLICIES

With effect from January 1, 2006, the Group adopted the following FRS and Interpretations to FRS ("INT FRS") which are relevant to the Group's operation:

FRS 19 Amendments	*Employee Benefits – Actuarial gains and losses, Group plans and Disclosure*
FRS 39 Amendments	*Financial Instruments: Recognition and Measurement* • *Cash flow hedge accounting of forecast intragroup transactions* • *Fair value option* • *Financial guarantee contracts*
FRS 104	*Insurance Contracts*
FRS 106	*Exploration for and Evaluation of Mineral Resources*
INT FRS 104	*Determining whether an Arrangement contains a Lease*
INT FRS 105	*Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*
INT FRS 106	*Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment*

The effects of adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies and did not give rise to any adjustments to the opening balances of accumulated profits of the prior and current years or changes to comparatives.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved a robust performance, posting a record Profit After Tax and Minority Interest (PATMI) of $1.03 billion for 2006, a growth of 240% over the previous year. Turnover from continuing operations increased by 30% to a record $7.5 billion. PATMI before exceptional items from continuing operations rose by 52% to $371.9 million.

The Group recorded exceptional gains of $650.2 million for 2006. These comprised the net gain on sale of subsidiaries and other financial assets, tax benefits relating to the compensation and related legal costs incurred in the Solitaire arbitration and write back of impairment for property, plant and equipment. These were partially offset by an additional charge arising from the final settlement on the Solitaire legal case and loss from the sale of a subsidiary.

The Group generated strong Economic Value Added of $924.7 million.

Turnover

	4Q06	4Q05	Growth		FY06	FY05	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	851,905	908,906	(57,001)	(6)	3,589,752	3,261,939	327,813	10
Marine & Offshore Engineering (Marine)	1,331,221	746,246	584,975	78	3,538,845	2,102,173	1,436,672	68
Environmental Management (Enviro)	50,420	58,946	(8,526)	(14)	210,133	216,592	(6,459)	(3)
Others / Corporate	48,626	23,317	25,309	109	147,123	189,899	(42,776)	(23)
	2,282,172	1,737,415	544,757	31	7,485,853	5,770,603	1,715,250	30

Utilities and Marine together contributed 95% of the Group's turnover of $7.5 billion in FY06.

Utilities' turnover increased by 10% to $3.6 billion. Its Singapore and UK operations continued to do well as HSFO and power prices continue to remain high.

Turnover for SembCorp Marine Ltd (Marine) increased by 68% to $3.5 billion. This was mainly due to strong growth in its rig building and ship repair businesses.

The decrease in turnover for Others / Corporate segment was due to the disposal of Nirwana Garden hotel and the en-bloc sales of Cairnhill properties in 2005.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	4Q06	4Q05	Growth		FY06	FY05	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Continuing operations								
Utilities	64,348	42,460	21,888	52	223,723	147,194	76,529	52
Marine & Offshore Engineering (Marine)	46,008	16,978	29,030	171	128,645	73,272	55,373	76
Environmental Management (Enviro)	23	(1,746)	1,769	NM	(18,407)	4,697	(23,104)	NM
Others / Corporate	17,878	16,353	1,525	9	37,908	19,904	18,004	90
	128,257	**74,045**	**54,213**	**73**	**371,869**	**245,067**	**126,802**	**52**
Discontinued operations								
Logistics	-	6,564	(6,564)	NM	7,941	32,686	(24,745)	(76)
Engineering & Construction (E&C)	-	(300)	300	NM	(261)	722	(983)	NM
	-	**6,264**	**(6,264)**	**NM**	**7,680**	**33,408**	**(25,728)**	**(77)**
PATMI before exceptional items	**128,257**	**80,309**	**47,948**	**60**	**379,549**	**278,475**	**101,074**	**36**
Exceptional items (EI)	258,050	10,178	247,872	2,435	650,224	24,820	625,404	2,520
PATMI	**386,307**	**90,487**	**295,820**	**327**	**1,029,773**	**303,295**	**726,478**	**240**

Note: NM = Not meaningful

In FY2006, the Group achieved a strong growth of 36% in PATMI before exceptional items, driven mainly by our Utilities and Marine & Offshore Engineering business units. However, our Enviro unit recorded a loss for the year. The Group's growth in the 4th quarter accelerated to 60% on the back of very significant growth from Marine in the quarter.

Utilities' PATMI in FY06 was higher by 52% over FY05 primarily due to strong performance from its UK operations and positive contribution from its offshore engineering unit. We have taken over the operations of the Fujairah plant since September 2006. Utilities also divested its offshore engineering unit and recorded a gain on sale amounting to $8.0 million. However, its Singapore operations performance was impacted by the extension of the maintenance inspection and repair to the gas turbine in its Cogen plant.

The Group's share of the increased PATMI of Marine was due to higher operating margins from Marine's rig building and ship repair businesses and better contribution from its associated companies. In addition, there was a gain on sale of long term investments disclosed as part of the exceptional items.

The poor performance by Enviro in the FY06 was due to impairment made for the fixed assets and provision for contracts relating to the local municipal waste collection sector.

The improvement in Others / Corporate PATMI in FY06 was due to share of increased profit for associates and joint ventures in our Parks business, write back of provision on recovery of a loan and higher dividend income received from investments.

10. DISCONTINUED OPERATIONS

Discontinued Operations are the Group's interest in the logistics business and engineering and construction business.

On April 3, 2006, the Group completed the sale of its entire 60.01% stake in SembCorp Logistics Ltd (Logistics). The gain on the sale of Logistics of $463.3m has been recognised in the Group's results.

During the year, the Group completely sold off its 100% stake in SembCorp Engineers and Constructors Pte Ltd and recovered its shareholders loan of $15m. The net loss of $24.1m has been recognised in the Group's results.

These divestments are in line with the Group's aim to sharpen its strategic focus. The analysis of the results of the discontinued operations is as follows:

	4Q06 $'000	4Q05 $'000	FY06 $'000	FY05 $'000
Turnover	-	354,944	621,250	1,638,614
Cost of sales	-	(324,825)	(578,239)	(1,494,502)
Gross profit	-	30,119	43,011	144,112
General & administrative expenses	-	(32,189)	(33,611)	(111,798)
Non-operating income (net)	-	8,209	1,876	29,771
Finance costs	-	(380)	(484)	(2,384)
Share of results of:				
- Associates	-	3,404	4,192	15,656
- Joint ventures	-	4,088	2,486	9,680
Profit before income tax expense	-	**13,251**	**17,470**	**85,037**
Income tax expense	-	(139)	(3,224)	(13,819)
Profit after income tax expense before gain / (loss) on sale of discontinued operations [1]	-	**13,112**	**14,246**	**71,218**
Comprising:				
Net profit before exceptional items	-	13,112	14,246	63,481
Exceptional items*	-	-	-	7,737
Gain on sale of discontinued operations [2]	-	-	439,199	-
Profit after income tax expense	-	**13,112**	**453,445**	**71,218**

	4Q06 $'000	4Q05 $'000	FY06 $'000	FY05 $'000
(1) Profit / (loss) after income tax expense before gain / (loss) on sale of discontinued operations				
Logistics	-	13,275	14,487	70,374
Engineering & Construction	-	(163)	(241)	844
Total	-	13,112	14,246	71,218
(2) Gain / (loss) on sale of discontinued operations*				
Logistics	-	-	463,316	-
Engineering & Construction	-	-	(24,117)	-
Total	-	-	439,199	-

* Amount disclosed as part of exceptional items (see Note 1(b))

The impact of the discontinued operations on the consolidated cash flow of the Group is as follows:

	4Q06 $'000	4Q05 $'000	FY06 $'000	FY05 $'000
Operating cash flows	-	70,207	106,825	79,312
Investing cash flows	-	13	(4,072)	114,717
Financing cash flows	-	(605,419)	(39,862)	(1,167,830)
Net cash flow from discontinued operations	-	(535,199)	62,891	(973,801)

11. VARIANCE FROM PROSPECT STATEMENT

We are in line with our guidance announced at 3rd Quarter 2006.

12. PROSPECTS

Utilities

Utilities' Singapore operations are expected to perform better in 2007 compared to 2006.

UK operations are expected to continue to perform well, underpinned by favourable supply contracts secured until end-2007 / early 2008. Wilton 10, our 30-megawatt biomass power plant, is scheduled to come onstream in 2H2007.

Our Vietnam operations are expected to maintain its good performance in 2007. Our operations in China and Middle East are not expected to contribute significantly to 2007 performance.

Marine

Marine has a strong net order book of $7.1 billion with completion and deliveries till 2010. This includes new orders of $1.7 billion secured since the end of the financial year.

Ship repair demand remains strong especially in the specialized market of LNG/LPG gas tankers, VLCC tankers and container vessels. Global demand for energy continues to grow with exploration and production activities remaining positive despite the recent dip in oil prices. Prospects for the Floating Production Storage and Offloading (FPSO) vessels, Floating Storage and Offloading (FSO) vessels and Offshore Platforms continue to strengthen. The outlook for the rig building sector remains strong with high charter rates, near 100% utilization levels and an aging fleet worldwide. Overall, the market outlook for all sectors in the offshore and marine industry remains strong. Marine will continue to benefit from further growth in these sectors.

Marine expects 2007 to be a better year than 2006 based on the schedule of completion of projects.

Enviro

Our first pre-disposal facility in Singapore to reduce the volume of waste being sent to the incineration plant is scheduled to commence operations in the second half of 2007. Our Australian operations are expected to be stable and show modest growth. We will continue to focus on our waste-to-resource (used lead acid batteries "ULAB") business in China.

Enviro's performance in 2007 is expected to improve over 2006.

SCI Group

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, which excludes net profits arising from exceptional items in 2006.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

13. DIVIDEND AND CAPITAL DISTRIBUTION

(a) Current Financial Year Reported On

Name of Dividend	Proposed Final Ordinary	Proposed Final Ordinary 1-Tier	Proposed Final Special 1-Tier	Total
Dividend Type	Cash	Cash	Cash	Cash
Gross Dividend Amount (cents per share)	4.9	8.0	16.0	28.9
Tax Rate	18%	-	-	
Net Dividend Amount (cents per share)	4.0	8.0	16.0	28.0

(b) Corresponding Year of the Immediately Preceding Financial Year

Name of Dividend	Final Ordinary	Total
Dividend Type	Cash	Cash
Gross Dividend Amount (cents per share)	6.5	6.5
Tax Rate	20%	
Net Dividend Amount (Cents per shares)	5.2	5.2

(c) Date payable

The proposed final gross dividend of 28.9 cents per ordinary share, if approved at the AGM to be held on April 23, 2007, will be paid on May 15, 2007.

(d) Books closure date

Notice is hereby given that the Register of Transfer and Register of Members will be closed on April 30, 2007. Registrable transfers received by the Company's Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on April 27, 2007 will be registered before entitlement to the dividend is determined.

(e) Capital Reduction and Cash Distribution

Arising from the disposal of Logistics, the Company has paid a capital reduction involving a cash distribution of 15 cents per share in cash, without deduction for tax out of the Company's share capital account. The cash distribution amounting to $264,578,000 was paid on August 22, 2006.

(f) Total Annual Dividend and Capital Distribution (in dollar value)

Including the above proposed dividend in paragraph 14(a) and the capital distribution already paid, the total proposed distribution to shareholders is 43 cents (net) for FY06, subject to approval at the Annual General Meeting to be convened.

	FY06 $'000	FY05 $'000
Special dividend*	283,228	-
Ordinary final dividend*	212,421	91,344
Sub-total	495,649	91,344
Capital distribution (already paid)	264,578	214,797 **
Total	760,227	306,141

**FY06 final dividend is estimated based on the share capital of 1,770,177,555 at the end of the financial year.*
*** 110,152,452 ordinary shares were cancelled arising from the capital reduction exercise in FY05.*

14. SEGMENTAL REPORTING

FY06

(i) Business segments	Continuing operations						Discontinued operations				
	Utilities	Marine	Enviro	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover											
External sales	3,589,752	3,538,845	210,133	147,123	-	7,485,853	133,250	488,000	621,250	-	8,107,103
Inter-segment sales	39,057	6,204	1,749	13,335	(60,345)	-	150	48	198	(198)	-
Total	3,628,809	3,545,049	211,882	160,458	(60,345)	7,485,853	133,400	488,048	621,448	(198)	8,107,103
Results											
Segment results	292,685	256,374	(28,142)	507,166	-	1,028,083	8,796	(102)	8,694	-	1,036,777
Interest income	13,950	19,530	709	36,488	(24,391)	46,286	2,270	671	2,941	(359)	48,868
Interest expense	(44,885)	(10,549)	(1,877)	(20,610)	24,391	(53,530)	(108)	(735)	(843)	359	(54,014)
	261,750	265,355	(29,310)	523,044	-	1,020,839	10,958	(166)	10,792	-	1,031,631
Share of results of associates	4,596	35,947	10,540	16,307	-	67,390	4,199	(7)	4,192	-	71,582
Share of results of joint ventures	30,950	3,439	930	7,927	-	43,246	2,486	-	2,486	-	45,732
	297,296	304,741	(17,840)	547,278	-	1,131,475	17,643	(173)	17,470	-	1,148,945
Income tax (expense) / credit	(58,735)	(57,056)	505	129,385	-	14,099	(3,156)	(68)	(3,224)	-	10,875
Minority interest	(14,838)	(100,956)	528	(8,215)	-	(123,481)	(6,546)	(20)	(6,566)	-	(130,047)
Net profit / (loss) for the year	223,723	146,729	(16,807)	668,448	-	1,022,093	7,941	(261)	7,680	-	1,029,773
Comprising:											
Net profit / (loss) before exceptional items	223,723	128,645	(18,407)	37,908	-	371,869	7,941	(261)	7,680	-	379,549
Exceptional items	-	18,084	1,600	630,540 *	-	650,224	-	-	-	-	650,224
	223,723	146,729	(16,807)	668,448	-	1,022,093	7,941	(261)	7,680	-	1,029,773

* Included net gain on disposal of Logistics and E&C. See note 10 for details on net gain on sale of discontinued operations.

	Utilities	Marine	Enviro	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
Assets											
Segment assets	2,578,410	3,277,271	170,932	1,079,054	(548,142)	6,557,525	-	-	-	-	6,557,525
Investment in associates	-	141,224	51,590	283,607	-	476,421	-	-	-	-	476,421
Investment in joint ventures	158,636	22,005	29,080	54,736	-	264,457	-	-	-	-	264,457
Tax assets	35,333	2,185	6,177	243,723	-	287,418	-	-	-	-	287,418
Total assets	2,772,379	3,442,685	257,779	1,661,120	(548,142)	7,585,821	-	-	-	-	7,585,821
Liabilities											
Segment liabilities	1,588,151	1,887,423	129,902	627,652	(548,142)	3,684,986	-	-	-	-	3,684,986
Tax liabilities	202,935	169,415	4,751	63,949	-	441,050	-	-	-	-	441,050
Total liabilities	1,791,086	2,056,838	134,653	691,601	(548,142)	4,126,036	-	-	-	-	4,126,036
Capital expenditure	298,458	126,278	23,211	12,342	-	460,289	3,798	1,192	4,990	-	465,279
Significant non-cash items											
Depreciation and amortisation	90,775	49,292	6,443	18,088	-	164,598	3,260	2,490	5,750	-	170,348
Other non-cash items (including provisions, loss on disposal and exchange differences)	11,301	5,441	18,343	121,137	-	156,222	836	6,247	7,083	-	163,305

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	3,438,967	42	5,404,613	82	5,944,168	78	284,879	61
Rest of Asia	899,667	11	202,537	3	618,845	8	42,081	9
Europe	2,727,348	34	819,699	13	831,465	11	132,669	29
Others	419,673	5	130,676	2	191,343	3	660	0
Discontinued operations	621,448	8	-	-	-	-	4,990	1
Total	8,107,103	100	6,557,525	100	7,585,821	100	465,279	100

14. SEGMENTAL REPORTING (Cont'd)

FY05

(i) Business segments	Continuing operations						Discontinued operations				
	Utilities	Marine	Enviro	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover											
External sales	3,261,939	2,102,173	216,592	189,899	-	5,770,603	542,149	1,096,465	1,638,614	-	7,409,217
Inter-segment sales	18,600	17,106	2,101	20,912	(58,719)	-	305	40	345	(345)	-
Total	3,280,539	2,119,279	218,693	210,811	(58,719)	5,770,603	542,454	1,096,505	1,638,959	(345)	7,409,217
Results											
Segment results	223,027	127,057	(2,064)	47,289	-	395,309	52,755	354	53,109	-	448,418
Interest income	7,209	15,614	139	23,377	(20,527)	25,812	8,538	1,095	9,633	(657)	34,788
Interest expense	(41,523)	(4,785)	(1,026)	(24,670)	20,527	(51,477)	(2,299)	(742)	(3,041)	657	(53,861)
	188,713	137,886	(2,951)	45,996	-	369,644	58,994	707	59,701	-	429,345
Share of results of associates	713	15,999	8,253	4,668	-	29,633	14,343	1,313	15,656	-	45,289
Share of results of joint ventures	18,783	1,011	-	3,548	-	23,342	9,680	-	9,680	-	33,022
	208,209	154,896	5,302	54,212	-	422,619	83,017	2,020	85,037	-	507,656
Income tax expense	(38,387)	(31,437)	(245)	(8,542)	-	(78,611)	(12,643)	(1,176)	(13,819)	-	(92,430)
Minority interests	(13,765)	(49,118)	(360)	(15,555)	-	(78,798)	(33,011)	(122)	(33,133)	-	(111,931)
Net profit for the year	156,057	74,341	4,697	30,115	-	265,210	37,363	722	38,085	-	303,295
Comprising:											
Net profit before exceptional items	147,194	73,272	4,697	19,904	-	245,067	32,686	722	33,408	-	278,475
Exceptional items	8,863	1,069	-	10,211	-	20,143	4,677	-	4,677	-	24,820
	156,057	74,341	4,697	30,115	-	265,210	37,363	722	38,085	-	303,295
Assets											
Segment assets	2,413,467	2,212,686	158,853	1,088,009	(574,085)	5,298,930	611,705	508,994	1,120,699	(32,489)	6,387,140
Investment in associates	-	104,688	56,270	55,711	-	216,669	75,754	2,332	78,086	-	294,755
Investment in joint ventures	148,981	18,957	-	196,198	-	364,136	67,575	-	67,575	-	431,711
Tax assets	26,400	1,368	4,104	90,438	-	122,310	10,526	14,610	25,136	-	147,446
Total assets	2,588,848	2,337,699	219,227	1,430,356	(574,085)	6,002,045	765,560	525,936	1,291,496	(32,489)	7,261,052
Liabilities											
Segment liabilities	1,606,964	1,107,591	58,282	1,190,902	(574,085)	3,389,654	272,717	461,733	734,450	(32,489)	4,091,615
Tax liabilities	149,663	101,687	3,909	49,327	-	304,586	12,677	7,515	20,192	-	324,778
Total liabilities	1,756,627	1,209,278	62,191	1,240,229	(574,085)	3,694,240	285,394	469,248	754,642	(32,489)	4,416,393
Capital expenditure	160,629	139,586	6,363	37,448	-	344,026	19,053	8,123	27,176	-	371,202
Significant non-cash items											
Depreciation and amortisation	89,943	39,516	8,756	23,641	-	161,856	12,738	9,785	22,523	-	184,379
Other non-cash items (including provisions, loss on disposal	14,249	13,136	5,347	8,008	-	40,740	8,061	21,420	29,481	-	70,221

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	2,698,794	36	4,130,271	65	4,466,112	62	208,036	56
Rest of Asia	698,188	10	464,811	7	752,587	10	67,392	18
Europe	2,002,606	27	620,728	10	635,027	9	68,598	19
Others	370,670	5	50,631	1	115,830	1	-	-
Discontinued operations	1,638,959	22	1,120,699	17	1,291,496	18	27,176	7
Total	7,409,217	100	6,387,140	100	7,261,052	100	371,202	100

14. **SEGMENTAL REPORTING** (Cont'd)

Notes to Segmental Analysis

14a. Business Segments

The Group comprises the following main business segments:

Utilities' principal activities are in provision of centralised utilities and energy. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, United Kingdom, Vietnam, China and UAE. Its operations in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies under the SMOE group was sold to SembCorp Marine Ltd in August 2006.

Marine and Offshore Engineering segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

Environmental Management segment provides integrated waste management services and undertakes waste to resource businesses in the Asia Pacific region.

Others/Corporate segment comprises businesses relating to minting, a hotel and industrial parks and design and construction activities; and the corporate company.

The Group sold its businesses in SembCorp Logistics Ltd (Logistics segment) and SembCorp Engineers and Contractors Ltd (Engineering and Construction segment) during the year. The Logistics segment provided one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management. Engineering and Construction segment was engaged in turnkey construction, design consultancy, infrastructure development and project management.

14b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

14c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

15. Quarterly Analysis

	1Q 2006 $'mil	2Q 2006 $'mil	3Q 2006 $'mil	4Q 2006 $'mil	FY 2006 $'mil	1Q 2005 $'mil	2Q 2005 $'mil	3Q 2005 $'mil	4Q 2005 $'mil	FY 2005 $'mil
Turnover										
Utilities	888	962	888	852	3,590	683	812	858	909	3,262
Marine & Offshore Engineering (Marine)	496	1,039	673	1,331	3,539	441	467	448	746	2,102
Enviromental Management (Enviro)	55	54	51	50	210	52	52	54	59	217
Others / Corporate	42	20	36	49	147	42	33	91	24	190
	1,481	2,075	1,648	2,282	7,486	1,218	1,364	1,451	1,738	5,771
Profit attributable to Shareholders of the Company										
Continuing operations										
Utilities	45	47	67	64	223	35	36	34	42	147
Marine & Offshore Engineering (Marine)	25	30	28	46	129	15	21	20	17	73
Enviromental Management (Enviro)	4	3	(25)	0	(18)	4	3	0	(2)	5
Others / Corporate	1	11	8	18	38	(5)	4	5	16	20
	75	91	78	128	372	49	64	59	73	245
Discontinued operations										
Logistics	8	-	-	-	8	9	9	8	6	32
Engineerng & Construction (E&C)	0	(0)	-	-	(0)	1	0	0	(0)	1
	8	(0)	-	-	8	10	9	8	6	33
PATMI before exceptional items	83	91	78	128	380	59	73	67	79	278
Exceptional items (EI)	398	(5)	(1)	258	650	14	1	(0)	10	25
PATMI	481	86	77	386	1,030	73	74	67	89	303

16. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)
	FY06 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Tuas Power Ltd/PowerSeraya Limited[1]	551,267
- Temasek Capital (Private) Limited and its Associates	6,322
- MediaCorp Pte Ltd and its Associates	4,515
- Singapore Technologies Telemedia Pte Ltd and its Associates	3,465
- PSA International Pte Ltd and its Associates	2,448
- Wildlife Reserves Singapore Pte Ltd and its Associates	1,675
- Senoko Power Ltd	811
- Singapore Power Ltd and its Associates	798
- National University Hospital (S) Pte Ltd and its Associates	450
- Surbana Corporation Pte Ltd and its Associates	391
	572,142
Singapore Petroleum Co Ltd and its Associates	27,201
Singapore Airlines Limited and its Associates	10,904
Starhub Ltd and its Associates	3,285
Singapore Food Industries Ltd and its Associates	998
SNP Corporation Ltd and its Associates	783
SIA Engineering Company Limited and its Associates	635
	615,948
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates [2]	514,182
- Singapore Power Ltd and its Associates	3,343
	517,525
Treasury	
Placement of funds	
Singapore Technologies Pte Ltd and its Associates	11,219
Total Interested Person Transactions	1,144,692

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There were no transactions which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2006 to December 31, 2006.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
16 February, 2007

END